EXHIBIT 99.1

Freeseas Inc. Announces New Charters for the M/V Free Jupiter and M/V Free Iris

New Time Charter Contracts Reaffirm Favorable Market Conditions

PIRAEUS, Greece, June 15, 2007 (PRIME NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ), a provider of seaborne transportation for dry bulk cargoes, announced today that it had secured new time charter agreements for the M/V Free Jupiter and M/V Free Iris, two of the vessels the Company has agreed to acquire. Delivery of these vessels is expected in mid-September and late August of 2007, respectively.

The 2002-built Handymax M/V Free Jupiter has been fixed to a three-year time charter with an Asian charterer at a rate of $32,000 per day for the first year, $28,000 per day for the second year and $24,000 per day for the third year.

Additionally, the 1996-built Handysize M/V Free Iris has been fixed to a two-year time charter to a European charterer for $19,500 per day. Both charters will commence upon delivery of the vessels to FreeSeas.

The Company also reconfirmed the employment status for the other two vessels that the Company has agreed to acquire. The M/V Free Gentleman will operate in the spot market upon her delivery, and the M/V Free Hero is currently on a two-year time charter at $14,500 per day until December 2008 with a charterer's option to extend the term through February 2009. These vessels are expected to join the FreeSeas fleet in mid-July and late June, respectively.

The following chart illustrates FreeSeas fleet employment profile following the delivery of the four vessels to be acquired:

 Vessel Name     Dwt      Vessel     Built     Employment
                          Type
 ---------------------------------------------------------------------
 Free Destiny   25,240   Handysize    1982  Spot - currently on TC at
                                            $16,500 p/d
 ---------------------------------------------------------------------
 Free Envoy     26,318   Handysize    1984  One-year TC through
                                            Apr 2008 @ $17,000 p/d
 ---------------------------------------------------------------------
 Free Gentleman 14,379   Handysize    1994  Spot
 ---------------------------------------------------------------------
 Free Hero      24,318   Handysize    1995  Two-year TC through
                                            Dec 2008 to Feb 2009 @
                                            $14,500 p/d
 ---------------------------------------------------------------------
 Free Iris      23,524   Handysize    1996  Two-year TC through
                                            Aug 2009 @ $19,500 p/d
 ---------------------------------------------------------------------
 Free Jupiter   47,777   Handymax     2002  Three-year TC through
                                            Sep 2010 @
                                            $32,000/28,000/24,000 p/d
 ---------------------------------------------------------------------

"Consistent with our policy for balanced employment, we have sought to take advantage of the current favorable charter rate environment to enter into fixed rate time charters, with reputable charterers, prior to the vessels' delivery to us," said Mr. Ion Varouxakis, Chairman of the Board, President and Chief Executive Officer. "We believe that the two to three year terms of the contracts arranged will provide both revenue stability and the cash liquidity necessary in moving forward."

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk vessels. Currently, it has a fleet of two Handysize vessels. FreeSeas' common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          93 Akti Miaouli Street
          185 38 Piraeus, Greece

          Cubitt Jacobs & Prosek Communications
          Investor Relations / Financial Media:
          Thomas J. Rozycki, Jr., Sr. Vice President
          212.279.3115 x208
          Fax: +1.212.279-3117
          trozycki@cjpcom.com
          www.cjpcom.com
          350 Fifth Avenue - Suite 3901
          New York, NY 10118, USA